MANHATTAN MINERALS CORP.

NEWS RELEASE

January 7, 2003

                                                    Toronto Stock Exchange
                                                                                                                                                          Trading Symbol:  MAN

PRO-DEVELOPMENT PETITION WITH 10,000 SIGNATURES OF TAMBOGRANDE RESIDENTS SUBMITTED TO GOVERNMENT AUTHORITIES

On Monday, January 6, 2003, a petition with 10,000 signatures of registered voter citizens of the District of Tambogrande was delivered to government officials including the President of the Region of Piura, the Mayor of Piura, and the Defensor del Pueblo.  This petition recommends accelerated review and approval of the Environmental Impact Study and responsible project development.  This petition was submitted by the coordinator of the Tambogrande Development Committee, which consists of residents of Tambogrande, San Lorenzo Valley, and the community of Locuto.

Also on Monday, a demonstration march of 2,000 residents of Tambogrande and Piura took place in Piura.  The marchers were demonstrating their public support for approval of the legislation submitted to Congress which would transfer the 25% ownership interest in the project currently held by the central government, to the local municipalities.

The company would also like to announce the management promotion of Mr. Americo Villafuerte who is currently General Manager of the Tambogrande project, to the position of President of Compania Minera Manhattan S.A.  Mr. Villafuerte will continue to manage the Tambogrande project in Peru.

For further information please contact,

Lawrence Glaser

Tel: (604) 669-3397

Chairman & CEO

www.manhattan-min.com